Steven P. Rasche
Executive Vice President, Chief Financial Officer
314-342-3348

May 3, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     The Laclede Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015 (the “Filing”)
Filed November 24, 2015
File No. 1-16681

Dear Ms. Thompson:

The Laclede Group, Inc. (the “Company”, “we” or “our”), which changed its name to Spire Inc. effective April 28, 2016, has received your April 12, 2016 letter on behalf of the Securities and Exchange Commission (“Commission”), Division of Corporation Finance regarding comments on the financial statements and related disclosures in the above-referenced Filing. We have set forth below your comments along with our responses. Capitalized terms that are not otherwise defined shall have the meaning assigned to them in the Filing.

Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations, page 75

1)
You state that Gas Utility and Gas Marketing represent your two operating segments. Please tell us how you determined that Laclede Gas and Alagasco are not operating segments, as both entities appear to meet the criteria in ASC 280-10-50-1. If Laclede Gas and Alagasco are operating segments that have been aggregated into one reportable segment, please disclose that fact pursuant to ASC 280-10-50-21.

Response:

In future filings, we will more clearly disclose that the individual regulated gas utility operating segments have been aggregated into one reportable segment. Specifically, we will include language such as, “The Company has two reportable segments: Gas Utility and Gas Marketing. The Gas Utility segment is the aggregation of three operating segments: (1) the eastern Missouri service territory of Laclede Gas, (2) the western Missouri service territory of Laclede Gas (MGE), and (3) Alagasco.”

Goodwill, page 77

2)
We note your disclosure that the Alagasco goodwill is included in Other for segment reporting purposes. Considering your disclosure on page 83 indicates that you assigned the Alagasco goodwill to the Gas Utility reporting unit for impairment testing purposes, please tell us why the Alagasco goodwill is included in the Other category for segment purposes. Also tell us how you determined you have only one reporting unit. If you believe Laclede Gas and Alagasco each represent components that can be aggregated into a single reporting unit, please demonstrate how the two components qualify for aggregation under ASC 350-20-35-35.

Response:

The holding company, The Laclede Group, Inc., was the acquirer of Alagasco, and the related goodwill was not required to be pushed down to Alagasco’s separate financial statements as it met the public debt exception. For legal entity, regulatory and management reporting purposes, that goodwill is included in the assets of the holding company rather than the assets of Alagasco. As prescribed in ASC 280-10-50-27, “The amount of each segment item reported shall be the measure reported to the chief operating decision maker….” Accordingly, Alagasco goodwill is included in Other for segment reporting purposes.

ASC 350-20-35-41 states, “For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date.” ASC 350-20-35-44 states, “This Subtopic does not require that goodwill and all other related assets and liabilities assigned to reporting units for purposes of testing goodwill for impairment be reflected in the entity’s reported segments.” Accordingly, Alagasco goodwill was assigned to the Gas Utility reporting unit for impairment testing purposes, even though it is included in Other for segment reporting purposes. At the time of the Filing, we had not assigned the goodwill among three reporting units.

As noted, the Filing indicated that the Company had one reporting unit for impairment testing purposes, the Gas Utility segment. After consideration of your comments, we have now determined that the Company has three reporting units within the Gas Utility segment: (1) the eastern Missouri service territory of Laclede Gas, (2) the western Missouri service territory of Laclede Gas (MGE), and (3) Alagasco. In future Annual Reports on Form 10-K, we will revise our disclosures accordingly. We have allocated goodwill and assets and liabilities and reperformed the goodwill impairment tests for the newly identified reporting units. Those tests confirmed our previous conclusion that goodwill was not impaired during any period since it was first recorded in September 2013.

Income Taxes, page 107

3)
We note a line item called "Certain expenses capitalized on books and deducted in tax return" in your effective income tax rate reconciliation on page 109. Please tell us what this line item represents and, in doing so, clarify why it appears a temporary difference has been included in your rate reconciliation.

Response:

The Company’s principal operating subsidiaries, Laclede Gas Company and Alabama Gas Corporation, are rate-regulated natural gas distribution companies subject to the provisions of ASC 980, Regulated Operations.

For entities with rate-regulated operations and consistent with rate orders from its regulatory body, an entity’s deferred income tax expense for certain temporary differences results in recording a regulatory asset. The entity recognizes only the current income tax benefit (expense) for ratemaking and financial reporting purposes in accordance with ASC 980-10-15-5. This accounting is commonly referred to as “flow-through accounting.” Deferred tax liabilities are still recorded for the temporary difference in accordance with ASC 980-740-25-1. However, for the deferred income tax expense (benefit), rate-regulated entities recognize a regulatory asset (or liability, as applicable) for the future income tax detriment (benefit) to be received from (paid to) ratepayers if it is probable that such amounts will be recovered from (or returned to) ratepayers in future rates in accordance with ASC 980-740-25-2.

The Missouri Public Service Commission has a long-standing requirement to use flow-through accounting for the income tax benefits associated with certain expenses related to administrative and general costs as well as costs related to the self-construction of plant assets that are capitalized for ratemaking and financial reporting purposes but deducted on the Company’s income tax return in the year incurred. As discussed above, although these Laclede Gas Company costs are temporary differences, they impact the effective income tax rate in the year the costs originate because the related deferred income tax expense results in the recording of a regulatory asset. The effective income tax rate is also impacted in the year the capitalized costs for ratemaking and financial reporting purposes reverse as depreciation expense.

Further, as requested in your letter, Spire Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any items require further clarification, please contact me at the phone number listed above or, in my absence, Sondra Brown, Vice President, Controller at 314-342-0597.

Respectfully submitted,

/s/ Steven P. Rasche

Steven P. Rasche
Executive Vice President, Chief Financial Officer

CC:     Mark Darrell, Spire Inc.
Sondra Brown, Spire Inc.